SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON D.C.  20549

                                     SCHEDULE 13D
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (Amendment No. 1)*
                              FIRST PRIORITY GROUP, INC.
                              --------------------------
                                   (Name of Issuer)


                       COMMON STOCK, $.015 PAR VALUE PER SHARE
                       ---------------------------------------
                            (Title of Class of Securities)


                                      335914206
                                  -----------------
                                    (CUSIP Number)


                                  Michael D. London
                                   General Partner
                                 The Golddonet Group
                              221 Main Street, Suite 250
                               San Francisco, CA  94105
                                    (415) 836-6800
          -----------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)


                                  FEBRUARY 11, 1999
          -----------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Note: Schedules filed on paper format shall include a signed original and five copies of the schedule, including all exhibits. See S.240.13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D


          CUSIP NO.   335914206                        PAGE  2  OF    PAGES
                    -------------                           ---    ---


          -----------------------------------------------------------------
          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
               ONLY)

               The Golddonet Group (IRS No. Pending)
          -----------------------------------------------------------------
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                    (b) [X]
          -----------------------------------------------------------------
          3    SEC USE ONLY

          -----------------------------------------------------------------
          4    SOURCE OF FUNDS

               WC
          -----------------------------------------------------------------
          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]

          -----------------------------------------------------------------
          6    CITIZENSHIP OR PLACE OF ORGANIZATION

               California
          -----------------------------------------------------------------
                         7   SOLE VOTING POWER
          NUMBER OF
                             1,695,000 shares (including 1,445,000 shares
           SHARES            underlying options)
                        ---------------------------------------------------
         BENEFICIALLY    8    SHARED VOTING POWER

           OWNED BY                   -0-
                        ---------------------------------------------------
            EACH         9    SOLE DISPOSITIVE POWER

          REPORTING           1,695,000 shares (including 1,445,000 shares
                              underlying options)
         PERSON WITH    ---------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                                      -0-
          -----------------------------------------------------------------
          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,695,000 shares (including 1,445,000 shares underlying
               options)
          -----------------------------------------------------------------
          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                           [ ]

          -----------------------------------------------------------------
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               19.88%
          -----------------------------------------------------------------
          14   TYPE OF REPORTING PERSON

                         PN
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
                                     SCHEDULE 13D


          CUSIP NO.   335914206                         PAGE  3  OF   PAGES
                   -------------                             ---   ---

          -----------------------------------------------------------------
          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Michael D. London
          -----------------------------------------------------------------
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                    (b) [X]
          -----------------------------------------------------------------
          3    SEC USE ONLY

          -----------------------------------------------------------------
          4    SOURCE OF FUNDS

               PF
          -----------------------------------------------------------------
          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]

          -----------------------------------------------------------------
          6    CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.
          -----------------------------------------------------------------
                         7    SOLE VOTING POWER
          NUMBER OF
                                     -0-
           SHARES       ---------------------------------------------------
                         8    SHARED VOTING POWER
        BENEFICIALLY
                              1,695,000 shares (including 1,445,000 shares
          OWNED BY            underlying options)
                        ---------------------------------------------------
            EACH         9    SOLE DISPOSITIVE POWER

         REPORTING                   -0-
                        ---------------------------------------------------
        PERSON WITH     10   SHARED DISPOSITIVE POWER

                             1,695,000 shares (including 1,445,000 shares
                             underlying options)
          -----------------------------------------------------------------
          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,695,000 shares (including 1,445,000 shares underlying
               options)
          -----------------------------------------------------------------
          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                           [ ]

          -----------------------------------------------------------------
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               19.88%
          -----------------------------------------------------------------
          14   TYPE OF REPORTING PERSON

                         IN
          -----------------------------------------------------------------

                                     SCHEDULE 13D


          CUSIP No.   335914206                       Page  4  of     Pages
                   -------------                           ---    ---


          -----------------------------------------------------------------
          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
               ONLY)

               Sheldon L. Goldman
          -----------------------------------------------------------------
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                    (b) [X]
          -----------------------------------------------------------------
          3    SEC USE ONLY

          -----------------------------------------------------------------
          4    SOURCE OF FUNDS

               PF
          -----------------------------------------------------------------
          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]

          -----------------------------------------------------------------
          6    CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.
          -----------------------------------------------------------------
                         7    SOLE VOTING POWER
          NUMBER OF

           SHARES       ---------------------------------------------------
                         8    SHARED VOTING POWER
        BENEFICIALLY
                              1,695,000 shares (including 1,445,000 shares
          OWNED BY            underlying options)
                        ---------------------------------------------------
           EACH          9    SOLE DISPOSITIVE POWER

         REPORTING
                        ---------------------------------------------------
        PERSON WITH     10   SHARED DISPOSITIVE POWER

                             1,695,000 shares (including 1,445,000 shares
                             underlying options)
          -----------------------------------------------------------------
          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,695,000 shares (including 1,445,000 shares underlying
               options)
          -----------------------------------------------------------------
          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                           [ ]

          -----------------------------------------------------------------
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               19.88%
          -----------------------------------------------------------------
          14   TYPE OF REPORTING PERSON

                         IN
          -----------------------------------------------------------------

                                     SCHEDULE 13D


          CUSIP NO.   335914206                       PAGE  5  OF     PAGES
                   -------------                           ---    ---

          -----------------------------------------------------------------
          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
               ONLY)

               Ronald H. Colnett
          -----------------------------------------------------------------
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                    (b) [X]
          -----------------------------------------------------------------
          3    SEC USE ONLY

          -----------------------------------------------------------------
          4    SOURCE OF FUNDS

               PF
          -----------------------------------------------------------------
          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]

          -----------------------------------------------------------------
          6    CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.
          -----------------------------------------------------------------
                         7    SOLE VOTING POWER
          NUMBER OF
                                    -0-
           SHARES       ---------------------------------------------------
                         8    SHARED VOTING POWER
        BENEFICIALLY
                              1,695,000 shares (including 1,445,000 shares
          OWNED BY            underlying options)
                        ---------------------------------------------------
           EACH          9    SOLE DISPOSITIVE POWER

         REPORTING                  -0-
                        ---------------------------------------------------
        PERSON WITH     10   SHARED DISPOSITIVE POWER

                             1,695,000 shares (including 1,445,000 shares
                             underlying options)
          -----------------------------------------------------------------
          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,695,000 shares (including 1,445,000 shares underlying
               options)
          -----------------------------------------------------------------
          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                           [ ]

          -----------------------------------------------------------------
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               19.88%
          -----------------------------------------------------------------
          14   TYPE OF REPORTING PERSON

                         IN
          -----------------------------------------------------------------

          ITEM 1.   SECURITY AND ISSUER.

                    This statement relates to the Common Stock, $.015 par value per share ("Common Stock"), of First Priority Group, Inc., a New York corporation (the "Company"). The principal executive offices of the Company are located at 51 East Bethpage Road, Plainview, New York 11803. This Schedule amends the initial
          Schedule 13D (the "Initial Schedule") filed by the persons noted in Item 2 for an event of December 2, 1998. Except to the extent amended herein, the information in the Initial Schedule remains in force and effect.


          ITEM 2.   IDENTITY AND BACKGROUND.

                    The person filing this statement is The Golddonet Group, a California general partnership ("TGG"). Its address is 221 Main Street, San Francisco, California 94105.

                    The general partnership interests in TGG are held as follows: Michael D. London, as trustee for the London Family Trust (51%), Sheldon L. Goldman, as trustee for the Goldman Family Trust (24.5%), and Ronald H. Colnett, as trustee for the Ronald H. and Linda S. Colnett Trust (24.5%). Messrs. London, Goldman and Colnett are referred to herein as the "Partners".


          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                    On January 4, 1999, TGG acquired 200,000 shares of Common Stock at an aggregate purchase price of $200,000 upon the closing of the Purchase Agreements, dated December 2, 1998 (the "Purchase Agreements"), with Leonard Giarraputo and Frances Giarraputo (100,000 shares) and with Michael Karpoff and Patricia Rothbardt (100,000 shares). For additional information regarding these Agreements, see Exhibits 2 and 3 to the Initial Schedule. The funds for the acquisition of the 200,000 shares of Common Stock were allocated from the working capital of TGG, which was provided by the personal funds of the Partners. It is presently contemplated that the source of funds required by TGG to purchase any additional shares of Common Stock as contemplated herein will come from the personal funds of the Partners.


          ITEM 4.   PURPOSE OF TRANSACTION.

          LETTER OF INTEREST
          ------------------

                    On December 7, 1998, American Information Company Inc. (d/b/a Consumers Car Club) ("AIC") entered into a letter agreement with the Company (the "Letter of Interest") which expressed their preliminary indication of interest for a combination of AIC and the Company. The Letter of Interest was
          Exhibit 4 to the Initial Schedule. The proposal contemplated a tax-free merger whereby the Company would issue shares of Common Stock for the outstanding Common Stock of AIC, subject to entry into a definitive agreement after mutual due diligence reviews and other closing conditions. On February 11, 1999, the Letter of Interest was terminated and would have no further force or effect on either party thereto.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                    (a) TGG may be deemed the beneficial owner of an aggregate of 1,695,000 shares of Common Stock consisting of
          (i) 200,000 shares which TGG purchased pursuant to the Purchase Agreements, (ii) 50,000 shares which TGG has agreed to purchase pursuant to the Purchase Agreements subject to certain conditions, and (iii) 1,445,000 shares underlying options granted to TGG pursuant to the Purchase Agreements, which represents approximately 19.88% of the outstanding shares of Common Stock. The outstanding shares is based upon 8,231,800 shares outstanding as of November 13, 1998 (as reported in the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998) and as adjusted to reflect the assumed issuance of 295,000 shares underlying options expiring on December 31, 2001 under the Karpoff Agreement. The Purchase Agreements also grant to TGG certain voting rights with respect to the shares underlying options to purchase Common Stock.

                    Mr. London, as trustee of a trust which is a general partner in TGG, may be deemed the indirect beneficial owner of 1,695,000 shares of Common Stock, or approximately 19.88% of the outstanding shares by virtue of his ownership interest in TGG.

                    Mr. Goldman, as trustee of a trust which is a general partner in TGG, may be deemed the indirect beneficial owner of 1,695,000 shares of Common Stock, or approximately 19.88% of the outstanding shares by virtue of his ownership interest in TGG.

                    Mr. Colnett, as trustee of a trust which is a general partner in TGG, may be deemed the indirect beneficial owner of 1,695,000 shares of Common Stock, or approximately 19.88% of the outstanding shares by virtue of his ownership interest in TGG.

                    Each of the Partners disclaims any beneficial ownership in any shares of the Company's Common Stock which may be attributed to him other than through his participation in TGG.

                    (b) TGG has the power to vote and direct the disposition of the 200,000 shares of Common Stock acquired on January 4, 1999 and pursuant to irrevocable proxies granted under the Purchase Agreements, the power to vote and direct the vote 1,445,000 shares of Common Stock underlying options. By virtue of the relationships described in Item 2 of this Schedule, each of the Partners may be deemed to share indirect power to vote and direct the disposition of the 200,000 shares of Common Stock directly owned by TGG and the 1,445,000 shares underlying Common Stock purchase options.

                    (c) On January 4, 1999, TGG purchased 200,000 shares of Common Stock, see Item 3 of this Schedule.

                    (d)  Not applicable.

                    (e)  Not applicable.

                                      SIGNATURE
                                      ---------


                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.


          Date:  March 4, 1999          THE GOLDDONET GROUP


                                        By: /s/ Michael D. London
                                           --------------------------------
                                             Michael D. London,
                                             General Partner


                                        LONDON FAMILY TRUST


                                        By: /s/ Michael D. London
                                           --------------------------------
                                                Michael D. London, Trustee


                                        GOLDMAN FAMILY TRUST


                                        By: *
                                           --------------------------------
                                                Sheldon L. Goldman, Trustee


                                        RONALD H. AND LINDA S. COLNETT
                                          TRUST


                                        By: *
                                           --------------------------------
                                                Ronald H. Colnett, Trustee


                                        By:  /s/ Michael D. London
                                           --------------------------------
                                             Michael D. London, with Power
                                             of Attorney for each of the
                                             persons indicated by an
                                             asterisk